25002972



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
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| SEC FILE NUMBER |
| --- |
| 8-49718 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GREAT PLAINS FINANCIAL SERVICES, LLP

TYPE OF REGISTRANT (check all applicable boxes):
- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1929 N WASHINGTON ST STE H
(No. and Street)

| BISMARCK | ND | 58501 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| RICHARD ENGEN | 701-361-1590 | RICK@GPFSLLP.COM |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

SANVILLE & COMPANY
(Name – if individual, state last, first, and middle name)

| 325 N. ST. PAUL STREET, STE 3100 | DALLAS | TX | 75201 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| 09/18/2003 | 169 |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**OATH OR AFFIRMATION**

I, RICHARD ENGEN, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GREAT PLAINS FINANCIAL SERVICES, LLP, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ______________________

Title: CEO

Notary Public

AUSTIN STREIFEL
Notary Public
State of North Dakota
My Commission Expires May 18, 2026

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# GREAT PLAINS FINANCIAL SERVICES, LLP

***FINANCIAL STATEMENTS***
***DECEMBER 31, 2024***

**GREAT PLAINS FINANCIAL SERVICES, LLP**

Table of Contents

S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

**Report of Independent Registered Public Accounting Firm**

To the Partners and
Those Charged With Governance of
Great Plains Financial Services, LLP

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Great Plains Financial Services, LLP (the Company) as of December 31, 2024, the related statements of operations, changes in partners' equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The supplementary information contained in The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule SEC 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company, LLC

This is the initial year we have served as the Company's auditor.

Dallas, Texas
March 24, 2025

# GREAT PLAINS FINANCIAL SERVICES, LLP
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2024

| | | |
|---|---|---|
| **ASSETS** | | |
| CASH AND CASH EQUIVALENTS | $ | 92,971 |
| OTHER RECEIVABLES | | 223 |
| EQUIPMENT, FIXTURES AND RIGHT-OF-USE ASSET | | |
| Equipment and fixtures, at cost | | 14,847 |
| Less accumulated depreciation | | (9,467) |
| Equipment and fixtures, net of accumulated depreciation | | 5,380 |
| Operating lease right-of-use asset | | 12,480 |
| Total equipment, fixtures and right-of-use asset | | 17,860 |
| Total assets | $ | 111,054 |
| **LIABILITIES AND PARTNERS' EQUITY** | | |
| LIABILITIES | | |
| Operating lease liability | $ | 12,778 |
| PARTNERS' EQUITY | | 98,276 |
| Total liabilities and partners' equity | $ | 111,054 |

See Notes to Financial Statements

# GREAT PLAINS FINANCIAL SERVICES, LLP
## STATEMENT OF OPERATIONS
## YEAR ENDED DECEMBER 31, 2024

| | | |
|---|---|---|
| COMMISSIONS REVENUES | $ | 270,535 |
| SERVICE FEE INCOME | | 71,520 |
| INTEREST INCOME | | 3,269 |
| Total revenues | | 345,324 |
| EXPENSES | | |
| Commissions expense | | 303,838 |
| Professional services | | 26,962 |
| Fees | | 10,350 |
| Occupancy | | 9,913 |
| Guaranteed payments | | 2,250 |
| Communication and data processing | | 1,632 |
| Insurance | | 1,590 |
| Depreciation | | 1,345 |
| Office supplies | | 649 |
| Other | | 108 |
| Total expenses | | 358,637 |
| Net earnings | $ | (13,313) |

# GREAT PLAINS FINANCIAL SERVICES, LLP
## STATEMENT OF PARTNERS' EQUITY
## YEAR ENDED DECEMBER 31, 2024

| | | |
|---|---|---|
| BALANCE - DECEMBER 31, 2023 | $ | 111,589 |
| Net earnings | | (13,313) |
| Partner contributions | | 10,000 |
| Partner draws | | (10,000) |
| BALANCE - DECEMBER 31, 2024 | $ | 98,276 |

# GREAT PLAINS FINANCIAL SERVICES, LLP
**STATEMENT OF CASH FLOWS**
**YEAR ENDED DECEMBER 31, 2024**

| | | |
|---|---|---|
| CASH FLOWS USED FOR OPERATING ACTIVITIES | | |
| Net earnings | $ | (13,313) |
| Adjustments to reconcile net earnings to net cash from operating activities | | |
| Depreciation | | 1,345 |
| Changes in assets and liabilities | | |
| Other receivables | | (223) |
| Operating lease right-of-use asset | | (12,480) |
| Operating lease liability | | 12,778 |
| NET CASH USED FOR OPERATING ACTIVITIES | | (11,893) |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Partner contributions | | 10,000 |
| Partner draws | | (10,000) |
| NET CASH FROM FINANCING ACTIVITIES | | - |
| NET CHANGE IN CASH AND CASH EQUIVALENTS | | (11,893) |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR | | 104,864 |
| CASH AND CASH EQUIVALENTS AT END OF YEAR | $ | 92,971 |

## NOTE 1 - PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

*Nature of Business*

Great Plains Financial Services, LLP (Company) is organized as a limited liability partnership under the laws of the State of North Dakota and shall continue in perpetuity unless dissolved or terminated at an earlier date. The Company operates as a broker/dealer in securities under the Securities Exchange Act of 1934 providing sales of investment companies, variable annuity contracts and real estate investment trusts on an application-way basis. The Company operates one site in Bismarck, North Dakota. The majority of the Company's revenues are generated from sales to residents of North Dakota.

The Company amended the Membership Agreement to reflect that the Company no longer claims exemption from Rule 15c3-3 and instead relies on Footnote 74 to SEC Release 34-70073. The business activities are limited to effecting securities transactions via subscriptions on a subscription basis where the funds are payable to the issuer or its agent and not the Company. In addition, the Company does not carry accounts of or for customers.

*Basis of Accounting*

Commission revenue and commission expense are recognized on a trade date basis.

*Cash and Cash Equivalents*

The Company considers temporary, highly liquid investments to be cash equivalents.

*Accounts Receivable*

Accounts receivable result from commissions earned on sales of investments. Commissions are received monthly from the related investments. The Company regularly monitors all receivable balances and charges credit loss expense with any receivables deemed to be uncollectible. The Company does not charge interest and does not require collateral on any receivables.

*Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

*Property and Equipment*

Property and equipment are stated at cost. Depreciation is computed on the straight-line method using estimated useful lives of five to seven years.

*Advertising*

Costs for advertising are expensed as incurred.

(continued on next page)

*Income Taxes*

Income taxes on Partnership income are levied on the partners at the partner level. Accordingly, all profits and losses of the Partnership are recognized by each partner on their respective tax returns. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed. The Company's federal and state income tax returns prior to fiscal year 2021 are closed. Any interest or penalties assessed to the Partnership are recorded in operating expenses. For the year ended December 31, 2024, there were no interest or penalties recorded in the accompanying financial statements.

In accordance with FASB ASC 740-10, the Company undergoes an annual analysis of its various tax positions, assessing the likelihood of those positions being upheld upon examination with relevant tax authorities, as defined by FASB ASC 740-10. At December 31, 2024, the Company had no tax positions that would not be held up under examination.

*Revenue Recognition*

The Company recognizes revenue in accordance with ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606"), which (i) creates a single framework for recognizing revenue from contracts with customers that fall within its scope and (ii) revises when it is appropriate to recognize a gain (loss) from the transfer of nonfinancial assets. ASC 606 requires 1) identifying contracts with customers; 2) identifying separate performance obligations; 3) determining the transaction price; 4) allocating the transaction price to the separate performance obligations; and 5) recognizing revenue when the entity satisfies a performance obligation. The revenue recognition standard does not apply to financial instruments or to insurance contracts.

The Company's revenue consists primarily of commissions earned from the sale of investments. The Company recognizes commissions revenue at the agreed-upon commission percentage at the time the customer completes the contract to purchase an investment and provides payment to be remitted to the appropriate entity for that purchase.

*Leases*

The Company recognizes an asset representing its right to use the leased asset for the expected lease term (the 'right-of-use' asset) and a corresponding lease liability for leases with terms greater than one year. The lease liability is measured at the present value of future lease payments, utilizing the risk-free discount rate.

*Subsequent Events*

The Company has evaluated subsequent events through March 24, 2025, the date which the financial statements were available to be issued.

(continued on next page)

## NOTE 2 - CONCENTRATIONS OF CREDIT RISK

Approximately 58% of the Company's earned revenues for 2024 were generated from commissions associated with transactions of Edgewood Real Estate Investment Trust, a nonpublic real estate investment trust with properties located throughout the upper Midwest.

Approximately 14% of the Company's earned revenues for 2024 were generated from commissions associated with transactions of Edgewood OpCo LLC, a company operating senior living facilities throughout the upper Midwest.

Approximately 21% of the Company's earned revenues for 2024 were generated from consulting and education services provided for clients of Red Oak Capital.

## NOTE 3 - OPERATING LEASE

The Company leases office space under an operating lease agreement which expires April 30, 2026. Terms of the lease call for monthly rent payments of $800 through April 30, 2025, increasing to $828 monthly from May 1, 2025 through April 30, 2026. The present value of the right-of-use asset and the corresponding lease liability were calculated using the risk-free discount rate of 4.48%. The difference between the lease payment and the lease expense due to the escalating lease payment schedule is recorded to adjust the right-of-use asset. Rent expense totaled $9,913 for the year ended December 31, 2024.

Future minimum lease payments for the years ending December 31 are as follows: 2025 - $9,824; 2026 - $3,312.

## NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

As of December 31, 2024, the Company had the following net capital:

| | |
|---|---|
| Net capital | $ 92,673 |
| Excess net capital | $ 87,673 |
| Aggregate indebtedness ratio | 0.0032 to 1 |

The Company is subject to a $5,000 minimum net capital requirement. The Company is also subject to the requirements that if aggregate indebtedness multiplied by 6-2/3 percent is higher, the minimum net capital would be increased to the higher amount.

(continued on next page)

## NOTE 5 - PARTNERS EQUITY

During 2024, the Company adopted a resolution to allow a new partner to acquire ownership in the Company in accordance with the provisions of its partnership agreement. A summary of the beginning and ending Company ownership percentage of each of the partners is as follows:

| Partners | Ownership Percentages as of January 1, 2024 | Ownership Percentages as of December 31, 2024 |
|---|---|---|
| Garry Pierce | 10% | 5% |
| Karen Pierce | 5% | 2.5% |
| Richard Engen | 85% | 85% |
| Jeffrey Wallgren | 0% | 7.5% |
| | 100% | 100% |

(continued on next page)

# GREAT PLAINS FINANCIAL SERVICES, LLP

*SUPPLEMENTARY INFORMATION*

## GREAT PLAINS FINANCIAL SERVICES, LLP
### COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934
### DECEMBER 31, 2024

| | | Schedule I |
|---|---|---|
| NET CAPITAL | | |
| Total partner's equity from the statement of financial condition | $ | 98,276 |
| Non-allowable assets: | | |
| Other receivables | | (223) |
| Equipment and fixtures | | (5,380) |
| Net capital | $ | 92,673 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS | | |
| Minimum net capital required - higher of 6-2/3% times aggregate indebtedness or $5,000 | $ | 5,000 |
| Excess net capital | $ | 87,673 |
| Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital required | $ | 86,673 |
| AGGREGATE INDEBTEDNESS | | |
| Total aggregate indebtedness included in the statement of financial condition | $ | 298 |
| Ratio of aggregate indebtedness to net capital | | 0.0032 to 1 |
| RECONCILIATION WITH COMPANY'S COMPUTATION | | |
| Net capital per Part II of Form X-17A-5, as originally filed | $ | 98,276 |
| Adjustments | | (5,603) |
| | $ | 92,673 |
| Total aggregate indebtedness per Part II of Form X-17A-5, as originally filed | $ | 12,778 |
| Adjustments | | (12,480) |
| | $ | 298 |

S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

**Report of Independent Registered Public Accounting Firm**

To the Partners and
Those Charged With Governance of
Great Plains Financial Services, LLP

We have reviewed management's statements, included in the accompanying Exemption Report, in which Great Plains Financial Services, LLP (the Company) stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;
2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) acting as a mutual fund retailer (2) selling variable life insurance or annuities (3) private placements of securities (4) effecting transactions in unit investment trusts and secondary transactions throughout the most recent fiscal year; and
3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that the Company limited its business activities exclusively to (1) acting as a mutual fund retailer (2) selling variable life insurance or annuities (3) private placements of securities (4) effecting transactions in unit investment trusts and secondary transactions and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

Sanville & Company, LLC

Dallas, Texas
March 24, 2025

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

Schedules II & III

**Exemption Provision**

The Company is considered a "Non-Covered Firm" exempt from C.F.R. Sec. 240, 15c3-3 and is filing an Exemption Report by relying on footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company limits its business activities exclusively to (1) acting as a mutual fund retailer (2) selling variable life insurance or annuities (3) private placement of securities (4) effecting transactions in unit investment trusts and secondary transactions; and therefore, is not required to maintain a "Special reserve bank account for the Exclusive benefit of customers."

**Great Plains Financial Services, LLP Exemption Report**

Great Plains Financial Services, LLP (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) acting as a mutual fund retailer (2) selling variable life insurance or annuities (3) private placements of securities (4) effecting transactions in unit investment trusts and secondary transactions.

(2) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Richard Engen, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

Richard Engen, Partner

Date of Report March 18, 2025